3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Zynerba Pharmaceuticals, Inc.

80 W. Lancaster Avenue, Suite 300

Devon, PA 19333

Attention: Richard Baron, Chief Financial Officer

Telephone: 484-581-7505

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED

PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER

AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE

OF IDENTIFICATION

July 10, 2015

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:          Mr. Jeffrey P. Riedler, Assistant Director

Re:        Zynerba Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 30, 2015

Registration No. 333-205355

Dear Mr. Riedler:

On behalf of our client, Zynerba Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 5, 2015 (the “Comment Letter”), relating to the Company’s registration statement on Form S-1 (File No. 333-205355) initially confidentially submitted to the Commission on January 12, 2015 and filed with the Commission on June 30, 2015 (the “Registration Statement”). In this letter, we are responding only to comment number 8 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

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www.pepperlaw.com

Securities and Exchange Commission

July 10, 2015

Confidential Treatment Request

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Staff Comment and Company Response

Fair Value of Common Stock and Stock-Based Compensation, page 55

8.                                    Please note that we may have comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the differences between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response:

Rule 83 Confidential Treatment Request by Zynerba Pharmaceuticals, Inc.; Request No. 1

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus for the proposed IPO that will be between $[*] and $[*] per share (the “Preliminary Price Range”). The Company anticipates effecting a reverse stock split in connection with the IPO pursuant to a future amendment to the Company’s certificate of incorporation that will be filed with the Delaware Secretary of State. The Preliminary Price Range set forth in this letter does not reflect the anticipated reverse stock split. The Company also notes that the actual price range included in the preliminary prospectus for the IPO (the “Bona Fide Price Range”) is expected to fall within the Preliminary Price Range and will be narrowed in advance of such inclusion such that it will not vary by more than $2.00 (on a post-split basis) from the low end to the high end, pursuant to Commission guidance. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters of the

Securities and Exchange Commission

July 10, 2015

proposed IPO, including discussions that took place on July 9, 2015 between senior management of the Company and representatives of Jefferies LLC and Piper Jaffray & Co., the lead underwriters for the IPO. Prior to July 9, 2015, the Company had not held formal discussions with the underwriters regarding a price range for the IPO.

The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s IPO public marketing process. Though the Company does not currently anticipate this happening, such Bona Fide Price Range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. If that were to occur, we would inform the Staff immediately of that occurrence.

Rule 83 Confidential Treatment Request by Zynerba Pharmaceuticals, Inc.; Request No. 2

The Company notes that, as is typical in IPOs, the Preliminary Price Range of the Company’s common stock was not derived using a formal determination of fair value. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. Among the factors considered in determining this Preliminary Price Range were prevailing market conditions, the Company’s historical performance, estimates of the Company’s business potential and earnings prospects, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses. In addition to this difference in purpose and methodology, the Company believes that the difference in value reflected between the Preliminary Price Range and the value of equity granted since July 2014 is principally attributed to the following significant events, trends and assumptions:

•     The valuation of the Company’s common stock as of August 31, 2014 was $0.88 per share and assumed the completion of the Series 1 Convertible Preferred Stock financing which formally closed in October 2014 and was based partially upon the value of the Series 1 Convertible Preferred Stock, which was issued only to third party investors (no directors or officers of the Company).  The holders of the Series 1 Convertible Preferred Stock received substantial economic rights and preferences over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock.  The Series 1 Convertible Preferred Stock offering for $2.12 per share closed in October 2014 for aggregate consideration of $13.2 million.

Securities and Exchange Commission

July 10, 2015

•      The hiring of a highly experienced management team, each of whom has over 25 years of pharmaceutical industry experience, including the Company’s chief executive officer and the Company’s president, each of whom has a track record of success for obtaining regulatory approval of and commercializing products using transdermal delivery. The hiring process for this management team began in the fall of 2015 and was completed on January 2, 2015.

•      On January 12, 2015, the Company submitted a confidential draft Registration Statement to the Commission. The filing was intended to begin the process of evaluating the alternatives to raise the funds to meet the Company’s development needs. Alternatives considered were additional private funds, cross-over financing and/or an IPO.

•     The Company began Testing the Waters meetings in accordance with the Jobs Act on January 27, 2015, and on February 10, 2015, the Company completed this process.  During these meetings the Company received feedback which resulted in a change in strategy (prioritizing the development of one of the Company’s product candidates, ZYN002 ahead of the other, ZYN001) and which confirmed that an IPO was possible.

•      In March 2015, the Company finalized the re-evaluation of the strategy for its lead compounds, including indications to pursue, FDA and other governmental regulatory paths and U.S. and ex-U.S. clinical development and supply.

•      In June 2015, the Company’s preclinical research sites received approval from the Drug Enforcement Agency of the protocols necessary to conduct further preclinical studies for the Company’s product candidates.

•      On June 30, 2015, the Company publicly filed the Registration Statement with the Commission.

•      The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources.  In addition, the completion of an IPO would provide the Company with more ready access to the public debt and equity markets.

•     The Preliminary Price Range for the IPO assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.  In addition, this preliminary estimate reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradable and will not be subject to a lock-up agreement. The Preliminary Price Range also assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately held company.

•     The Preliminary Price Range assumes the conversion of all of the Series 1 Convertible Preferred Stock upon the completion of the IPO and the elimination

Securities and Exchange Commission

July 10, 2015

of the Series 1 Convertible Preferred Stock’s preferences, which results in a higher value being attributable to the common stock.

•               The Preliminary Price Range reflects the fact that substantially all of the Company’s existing securities holders are restricted from selling any shares of the Company’s common stock for a period of 180 days following the closing of the IPO.

The Company acknowledges the price used for the most recent grants of options and restricted stock is below the Preliminary Price Range. The Company believes the valuations used are appropriate. In addition to the above factors, there are additional factors that support the discount in the August 30, 2014 valuation determination (used through January 2015), compared to the Preliminary Price Range, including (i) the inherent uncertainty of completing a successful IPO, (ii) the possibility that the actual IPO valuation could be substantially lower than the Preliminary Price Range and (iii) the 180-day lock-up agreement to which the Company’s existing securities holders will be subject with respect to their shares of the Company’s common stock following the IPO. In light of these factors, the Company respectfully submits to the Staff that the valuation difference between the most recent valuation report described above, compared to the preliminary estimated value, is reasonable.

Recent Stock Option and Restricted Stock Grants

The following table summarizes the number of stock options granted, as well as the estimated fair value of common stock, since July 10, 2014.  Share numbers, as well as all option exercise prices and estimated fair values of common stock have not been adjusted to reflect an anticipated reverse stock split, which the Company plans to implement prior to effectiveness of the Registration Statement.  At the time of each of the options grants described below, the exercise price exceeded the then-current estimate of the fair value of the Company’s common stock.

Grant Date	Number of Shares Subject to Options Granted	Option Exercise Price	Estimated Fair Value of Common Stock
October 2, 2014	975,000	$2.12	$0.88
October 9, 2014	15,000	$2.12	$0.88
December 15, 2014	30,000	$2.12	$0.88
January 2, 2015	120,000	$2.12	$0.88

Securities and Exchange Commission

July 10, 2015

The following table summarizes the number of shares of restricted stock granted, as well as the estimated fair value of restricted common stock, since July 10, 2014.

Grant Date	Shares of Restricted Stock Granted	Estimated Fair Value of Restricted Stock
October 2, 2014	1,076,167	$0.88
December 15, 2014	14,016	$0.88

There have been no options or shares of restricted stock granted since January 2, 2015. All employee stock option grants and grants of restricted stock have been accounted for under Accounting Standards Codification 718.  There were no non-employee stock awards granted during 2013 and 2014 and through July 10, 2015.

All shares of restricted stock and stock options do not begin vesting until the completion of an IPO, accordingly there is no compensation expense included in the financial statements for the year ended December 31, 2014 and the three months ended March 31, 2015.

All options to purchase shares of the Company’s common stock are intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, based on the information known to the Company on the date of grant. In December 2015, the Company obtained an independent third-party valuation of $0.88 per share of common stock as of August 31, 2014, which the Company considered in determining the fair value of the common stock.

Valuation as of August 31, 2014

The estimated per share fair value of the Company’s common stock calculated in the Company’s valuation as of August 31, 2014 was $0.88 per share.

For the August 31, 2014 valuation, the Company used the Reverse Option Pricing Model Method (“ROPMM”). Because of the proximity of the valuation to the financing which closed in October 2014 and because the Company believes that investors in that round performed extensive due diligence to understand the value of the Company at that time, the Company used the ROPMM in its analysis. The ROPMM uses the Option Pricing Model to backsolve for the implied net equity value of the Company, based upon the per share investment price of the last round.

Management determined that adopting the ROPMM method for valuation as of August 31, 2014 was appropriate because it could best capture the Company’s positioning for various types of liquidity events.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933

Securities and Exchange Commission

July 10, 2015

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*********************

Securities and Exchange Commission

July 10, 2015

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review, and please contact me at (215) 981-4803 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

/s/ Rachael M. Bushey
Rachael M. Bushey, Esq.

cc:                              Via E-mail

Richard A. Baron, Zynerba Pharmaceuticals, Inc.

Jeffrey P. Libson, Esq., Pepper Hamilton LLP

Steven J. Abrams, Esq., Pepper Hamilton LLP